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                             August 5, 2021

       Howard Marks
       Chief Executive Officer
       StartEngine Crowdfunding, Inc.
       3900 W Alameda Ave.
       Suite 1200
       Burbank, CA 91505

                                                        Re: StartEngine
Crowdfunding, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed July 12, 2021
                                                            File No. 024-11487

       Dear Mr. Marks:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 1-A

       Voting control is in the hands of a few large stockholders, page 13

   1. We note your revised disclosure in response to comment 1. Please further revise to address the following:
                                                            Reconcile your
revised disclosure that your "CEO and Chairman currently hold approximately 27%
of [your] voting shares in aggregate" (emphasis added) with the percentages
disclosed in the security ownership table on page 36. For example, the table appears to
indicate that Howard Marks, your CEO, alone owns 30.32% of your outstanding common
stock.
                                                            Noting your
disclosure that "two other shareholders own approximately 27%," please further revise to
identify such shareholders and disclose whether they are insiders or affiliates. Also
please clarify whether this percentage figure represents their aggregate
ownership.
 Howard Marks
StartEngine Crowdfunding, Inc.
August 5, 2021
Page 2


Exhibits

2. We note that in the legality opinion filed as Exhibit 12, counsel has opined that the shares
            will be    validly issued, fully paid, and non-assessable. With
respect to shares being
         offered by the selling shareholders, counsel should opine that the
shares    have been
         validly issued, fully paid, and non- assessable. Please provide a revised opinion or tell us why counsel is unable to provide this opinion with respect to the resales.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Michelle Miller at (202) 551-3368 or Sharon Blume at
(202) 551-
3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Eric Envall at (202) 551-3234 with any other questions.



FirstName LastNameHoward Marks                                 Sincerely,
Comapany NameStartEngine Crowdfunding, Inc.
                                                               Division of
Corporation Finance
August 5, 2021 Page 2                                          Office of
Finance
FirstName LastName